Exhibit 99.1

NICE Broadens Scope of Solution for Small to Mid-size Contact Centers and Branches,
Enabling Enhanced Quality Management and Risk Management, While Further Reducing TCO

New version of NICE Perform eXpress delivers cost efficient web-based Quality Management, along with enterprise-grade, mission-critical total recording for compliance

Ra’anana, Israel, October 05, 2010, NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced significant enhancements to NICE Perform eXpress, enabling small to mid-size contact centers and branches to deliver a differentiated customer experience with a new Quality Management solution that is delivered via an intuitive web client. The new version also includes “total recording” to capture all customer interactions, improved call retention and virtualization, expanded support for dozens of additional telephony environments and support for gathering call metadata that is not dependent on the Computer Telephony Integration (CTI) system. These enhancements provide small to mid-size contact centers with capabilities that enable significant improvements to service levels while enhancing regulatory compliance and further reducing total cost of ownership (TCO).

“Small and mid-size contact centers can no longer maintain a competitive edge with simple recording for compliance alone,” said Aphrodite Brinsmead, analyst at analyst firm Datamonitor. “On the one hand, a growing number of them require advanced call recording capabilities to ensure compliance as stricter regulations are enforced. On the other hand, they are seeking access to the same advanced applications that bigger contact centers are using to support the organization’s customer-centric goals, while still ensuring operational efficiency as a key competitive differentiator.”

Simon Rees, NICE Product Manager at Dimension Data, commented, “NICE Perform eXpress has experienced tremendous success in the market since its release in mid 2009. It is easy to install and maintain, and offers a competitively low total cost of ownership – our clients have responded with much enthusiasm. NICE’s continued and aggressive commitment to delivering enterprise-grade yet cost efficient solutions that are also the most relevant to small and mid-size contact centers will serve as the ideal springboard for ongoing collaborative success. Moreover, expanding NICE Perform eXpress with quality management makes for the ideal means by which our clients can further drive the quality of service they provide their customers.”

“This new version of NICE Perform eXpress underscores our commitment to addressing the needs of small to mid-size contact centers. Furthermore, this latest release of our enterprise-grade solution is ideally suited for our channel partners, enabling them to grow their outreach into potential customers, and for NICE to expand its partner network,” said Udi Ziv, President, Enterprise Product Group, NICE. “The new NICE Perform eXpress delivers cost efficient compliance recording with advanced quality management, providing new and advanced capabilities that are no longer the sole domain of larger contact centers.”

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions that optimize Customer Dynamics. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About Dimension Data
Dimension Data plc (LSE: DDT), a specialist IT services and solution provider, helps clients plan, build, support and manage their IT infrastructures. Dimension Data applies its expertise in networking, converged communications, security, data centre and storage, Microsoft and contact centre technologies, and its unique skills in consulting, integration and managed services to create customised client solutions.
www.dimensiondata.com.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact Galit Belkind	NICE Systems Galit.belkind@nice.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messr Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.